SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 25, 2004
This Report on Form 6-K shall be incorporated by reference in our Registration Statement on
Form F-3 as amended (File No. 333 - 101891), and our Registration Statement on Form F-3 as
amended (File No. 333 - 114857) to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of
1934, in each case as amended.
Commission File Number 0-29874
AngloGold Ashanti Limited
(Translation of registrant's name into English)
11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes          No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes          No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes          No X
Enclosure: Press release dated August 25, 2004 - Government of Guinea lifts embargo on export of gold bullion

ANGLOGOLD ASHANTI

AngloGold Ashanti Limited (formerly AngloGold Limited) \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel: +27 (0)11 637 6261 \ Fax: +27 (0)11 637 6399/6400 \ www.AngloGold Ashanti.com

news release

Queries
South
Africa
Tel:
Mobile
E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer
Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company's business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company's annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
AGA15.04
25 August 2004
GOVERNMENT OF GUINEA LIFTS EMBARGO ON EXPORT OF GOLD BULLION
AngloGold Ashanti announced today that it has been informed by the Government of the Republic of Guinea that the embargo on the export of gold bullion from that country by AngloGold Ashanti has been lifted.
This development provides a conducive environment for the negotiations to resume between the company and the Government on the Convention de Base, which regulates the company's relationship with the Government of Guinea.
Commenting on the announcement, Sam Jonah KBE, President of AngloGold Ashanti, said, "We are delighted with this development and look forward to the expeditious and amicable resolution of all outstanding matters. To this end, the company has received from the Government suggested amendments to the existing Convention and we expect to recommence and to conclude negotiations shortly. We also look forward to working with the Government in realising the Siguiri mine's exciting potential to the benefit of both Guinea and AngloGold Ashanti".
ends

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: August 25, 2004
By: /s/ C R Bull
Name: C R Bull
Title:    Company Secretary